Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 — Fx. 416-979-5893 — www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS THIRD QUARTER 2012 RESULTS

Toronto, ON – November 8, 2012… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its financial results for the nine months ended September 30, 2012. All amounts in this release are in U.S. dollars unless otherwise indicated.

The Company recorded a net loss from continuing operations of $9,647,000 or $0.03 per share for the three months ended September 30, 2012 compared with net income from continuing operations of $7,853,000 or $0.02 per share for the same period in 2011.

For the nine months ended September 30, 2012, the net loss from continuing operations was $20,854,000 or $0.05 per share compared to a net loss from continuing operations of $8,513,000 or $0.02 per share for the nine months ended September 30, 2011. The net loss from discontinued operations was $92,648,000 or $0.25 per share for the nine months ended September 30, 2012 compared to net income of $3,181,000 or $0.01 per share for the nine months ended September 30, 2011.

The results of the discontinued operations include a charge of $97,944,000 for the nine months ended September 30, 2012 related to an impairment of the U.S. Mining Division which was recorded as a result of the transaction with Energy Fuels Inc. which closed on June 29, 2012.

Financial Highlights

(in thousands except for per share amounts)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Results of Operations:
Total revenues	$2,496	$5,513	$8,531	$21,364
Net income (loss) from continuing operations	(9,647)	7,853	(20,854)	(8,513)
Net income (loss) from discontinued operations	188	7,631	(92,648)	3,181
Basic and diluted income (loss) per share from continuing operations	(0.03)	0.02	(0.05)	(0.02)
Basic and diluted income (loss) per share from discontinued operations	—	0.02	(0.25)	0.01

	As at September 30, 2012	As at December 31, 2011
Financial Position:
Working capital	$39,063	$93,516
Property, plant and equipment	249,970	367,370
Total assets	303,018	504,486
Total long-term liabilities	$29,978	$38,391

Revenue

Revenue from the environmental services division (“DES”) for the three months and nine months ended September 30, 2012 was $2,080,000 and $7,245,000 compared to $5,064,000 and $12,195,000 in the same periods in 2011. Revenue is lower than 2011 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with Uranium Participation Corporation for the three months and nine months ended September 30, 2012 was $416,000 and $1,286,000 compared to $449,000 and $1,476,000 in the same periods in 2011.

Operating Expenses

The McClean Lake mill remains on stand-by. The Cigar Lake Joint Venture continues to pay nearly all of the stand-by expenses under the terms of the toll milling agreement. Operating costs for the three months and nine months ended September 30, 2012 totaled $906,000 and $2,165,000 including stand-by costs compared to $154,000 and $1,145,000 for the three months and nine months ended September 30, 2011. Operating costs were higher in 2012 than 2011 due to increased funding of the Surface Access Borehole Resource Extraction (“SABRE”, formerly known as MED) program, which is not part of stand-by costs.

Operating costs include expenses relating to DES amounting to $1,992,000 for the three months and $7,078,000 for the nine months ended September 30, 2012 compared to $4,825,000 and $11,660,000 for the same periods in 2011.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, Mongolia and Zambia. For the three months ended September 30, 2012 exploration expenditures totaled $3,269,000 as compared to $6,395,000 for the three months ended September 30, 2011. For the nine months ended September 30, 2012 exploration expenditures totaled $10,685,000 compared to $11,986,000 for the same period in 2011.

Denison’s share of exploration spending on its Canadian properties, located in the Athabasca Basin region of northern Saskatchewan, totaled $1,206,000 for the three months ended September 30, 2012 compared to $2,541,000 for the three months ended September 30, 2011 and totaled $5,024,000 for the nine months ended September 30, 2012 compared to $6,264,000 for the nine months ended September 30, 2011. The 15,000 metre 2012 summer drilling program is complete on the Company’s 60% owned Wheeler River project (see news release dated October 4, 2012). A total of 9,200 metres of drilling was completed in 19 holes during the quarter. The results from 2011 and 2012 drilling will be incorporated in a revised resource estimate for the Phoenix deposit with expected completion by the end of 2012.

Exploration expenditures of $309,000 for the three months ended September 30, 2012 ($2,802,000 for the three months ended September 30, 2011) and $3,131,000 for the nine months ended September 30, 2012 ($3,771,000 for the nine months ended September 30, 2011) were incurred in Mongolia on the Company’s Gurvan Saihan Joint Venture (“GSJV”) properties. A 29,600 metre drill program was completed on the Urt Tsav and Ulziit properties in the second quarter. The drilling on Ulziit in 2012 approximately doubled the defined extent of the mineralized system.

The Company currently has an 85% interest in the GSJV in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending receipt of mining licences and government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. As a result of the parliamentary elections in Mongolia this year, efforts on this front have been delayed. Discussions are on-going and the timing for completion of the restructuring is uncertain at this time.

Exploration expenditures of $1,754,000 and $2,530,000 for the three and nine months ended September 30, 2012 were made on the Company’s Mutanga project in Zambia as compared to $1,052,000 and $1,951,000 for the three and nine months ended September 30, 2011. A total of 8,900 metres of drilling was completed in 70 drill holes during the quarter. In early 2012, the company estimated an Inferred Mineral Resource for the newly discovered Dibwe East deposit, consisting of 28,246,000 lbs. contained in 39,800,000 tonnes grading 322 ppm U3O8 (above a cutoff grade of 100 ppm U3O8 ). A 17,000 metre drilling program is ongoing on this project with the objective of further increasing the Mineral Resources.

Discontinued Operations

On June 29, 2012, the Company and Energy Fuels Inc. (“EFR”) completed a transaction (the “Transaction”) whereby EFR acquired all of Denison’s subsidiaries comprising the US Mining Division from Denison in exchange for 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the Transaction, Denison completed a Plan of Arrangement (the “Denison Arrangement”) whereby it reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders of record on June 29, 2012 received approximately 1.106 common shares of EFR for each common share of the Company they owned while retaining their Denison shares.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The Company concluded that the recoverable amount of the U.S. Mining Division was lower than its carrying value. As a result, the Company recognized an impairment charge of $97,944,000 in the nine months ended September 30, 2012.

As a result of the Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

Liquidity & Capital Resources

Cash and cash equivalents were $40,657,000 at September 30, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $12,858,000 was due primarily to expenditures on property, plant and equipment totaling $12,236,000.

Net cash used in operating activities was $870,000 during the nine months ended September 30, 2012 and is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $13,943,000 in inventories and a decrease of $9,067,000 in trade and other receivables.

Net cash used in investing activities was $13,302,000 consisting primarily of expenditures on property, plant and equipment of $12,236,000 and an increase in restricted cash of $631,000 and cash divested of $552,000.

Net cash from financing activities totaled $42,000 consisting of an increase in debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $12,858,000 during the period.

On October 26, 2012, the Company completed a private placement of 4,145,000 common shares issued on a “flow through” basis pursuant to the Income Tax Act (Canada) at a price of CAD$1.69 per share for gross proceeds of CAD$7,005,050.

Outlook

Denison’s exploration and development plans for Canada and Mongolia for the year are largely complete. The exploration program in Zambia is nearing its final stages and will be completed in November. Total expenditures on development and exploration projects in 2012 are estimated at $19.6 million. Exploration and development plans for 2013 are currently being determined.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., Vice President, Project Development, who are Qualified Persons in accordance with the requirements of National Instrument 43-101.

Additional Information

Denison’s consolidated financial statements for the nine month period ended September 30, 2012 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

Cautionary Statements

Certain information contained in this press release constitutes “forward looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward looking statements. Denison believes that the expectations reflected in this forward looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions; the market price of Denison’s securities; volatility in market prices for uranium; ability to access capital; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.